June 4, 2025

Ameen Hamady and Isaac Esquivel
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    Crown Castle Inc.
Form 10-K for the fiscal year ended December 31, 2024
Form 10-Q for the quarterly period ended March 31, 2025
File No. 001-16441

Dear Mr. Hamady and Mr. Esquivel,

We are responding to your recent letter in which you provided comments on the Crown Castle Inc. ("Company") Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on March 14, 2025 ("Form 10-K") and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed on May 9, 2025 ("Form 10-Q"). For the convenience of the Staff, the Staff's comments are reproduced and are followed by the Company's response.

Staff Comment:

Form 10-K for the year ended December 31, 2024
Critical Accounting Policies and Estimates
Accounting for Long-Lived Assets - Impairment Evaluation, page 48

1.We note your disclosure that in light of the impairment of the Fiber segment goodwill of approximately $5 billion, the Company conducted a review during the fourth quarter of 2024, including analysis of both market-level and segment-level information, and determined there was no impairment of its Fiber segment long-lived assets. In performing your impairment testing, please tell us how you considered the guidance in ASC 350-20-35-31 in performing your recoverability test for your long-lived assets prior to your goodwill impairment test and how that may have impacted such analysis, if any.

Company Response:

The Company acknowledges the Staff's comment and confirms that, in accordance with ASC 350-20-35-31, the Company had performed the impairment analysis of its Fiber segment long-lived assets prior to performing the goodwill impairment analysis and concluded there was no impairment of long-lived assets identified. This assessment had no impact on the goodwill impairment analysis or the amount of loss recorded for goodwill impairment in the fourth quarter of 2024.

The Company advises the Staff that its Fiber segment represents both: a) an asset group for purposes of evaluating long-lived assets, as the lowest level for which identifiable discrete cash flows (including projected cash flows) are largely independent of the cash flows of other groups of assets is the overall Fiber segment level; and b) a reporting unit for purposes of evaluating goodwill.

With respect to long-lived assets, in accordance with ASC 360-10-35-17 and per the Company's policy on page 49 of the Form 10-K, "if the sum of the associated estimated future cash flows (undiscounted) from an asset group is less than its carrying amount, an impairment loss may be recognized. If the carrying value were to exceed the undiscounted cash flows, measurement of an impairment loss would be based on the fair value of the asset, which is based on an estimate of discounted future cash flows." Pursuant to the policy noted above, management reviews projected undiscounted cash flows at the Fiber segment level to evaluate potential impairment of the long-lived Fiber asset group. For purposes of this analysis, management utilized the undiscounted cash flow projections included in the model it uses for budgeting and forecasting purposes as well as in the calculation of the estimated fair value of the Fiber reporting unit when conducting the quantitative goodwill impairment analysis. The Company noted that the undiscounted cash flows of the Fiber asset group exceeded the carrying value and determined there was no impairment.

Additionally, as a supplement to this undiscounted cash flow analysis, for the Fiber segment, management annually evaluates historical trends of certain key financial performance indicators related to the major U.S. markets (using the Core Based Statistical Areas) where the Company has made significant investments for indicators of impairment of its long-lived assets in the respective markets. During 2024, management reviewed these financial performance indicators of such markets comprising the majority of the Company's Fiber segment long-lived assets balance and noted no indications of impairment.

In conclusion, for the year ended December 31, 2024, the Company confirms there was no impairment of its Fiber segment long-lived assets resulting from its analysis, which was conducted prior to the goodwill impairment analysis. The cash flow model utilized in the long-lived asset impairment analysis is the same model utilized in the goodwill impairment analysis, except that goodwill is evaluated using the fair value (i.e., discounted cash flows), whereas the long-lived assets are evaluated using undiscounted cash flows. As disclosed in the Form 10-K, an impairment of the Fiber segment's goodwill was recorded in the fourth quarter 2024 as a result of that analysis.

Form 10-Q for the quarterly period ended March 31, 2025
Condensed Consolidated Statement of Operations and Comprehensive Income (Loss), page 4

2.We note your presentation of income (loss) from discontinued operations before gain (loss) from disposal, net of tax and gain (loss) from disposal of discontinued operations, net of tax. Please tell us how your disclosure complies with ASC 205-20-45-3A, which requires disclosure of the tax impact of all discontinued operations as a separate component of income or loss. In addition, please reconcile the difference between the $830 million reported as loss from disposal of discontinued operations, net of tax and the $819 million reported as valuation allowance for assets held for sale in your table on page 9.

Company Response:

The Company acknowledges the Staff's comment and advises the Staff that the Company evaluated the tax impact related to Income (loss) from discontinued operations before gain (loss) from disposal, net of tax and concluded it was not material for purposes of separate presentation in the Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) on page 4 of the Form 10-Q. For both quarters ended March 31, 2025 and 2024, the provision for income tax related to income from discontinued operations was $1.7 million, which is disclosed in Note 3 - Discontinued Operations on page 9 of the Form 10-Q.

With respect to the loss from disposal of discontinued operations, net of tax, there was no associated tax benefit due to the Company's tax filing status as a real estate investment trust ("REIT"). In future filings, the Company will evaluate the materiality of the tax impact associated with Income (loss) from discontinued operations before gain (loss) from disposal, net of tax and Gain (loss) from disposal of discontinued operations and determine whether to continue with the current presentation. In future quarterly and annual filings beginning with the Form 10-Q for the quarterly period ending June 30, 2025, the Company will add commentary in Note 3 - Discontinued Operations stating there is no tax benefit related to the loss from disposal of discontinued operations due to the Company's REIT tax filing status. Additionally, we will update the caption on the Company's Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) to read, "Gain (loss) from disposal of discontinued operations."

Further, the $11 million difference between the $830 million reported as loss from disposal of discontinued operations, net of tax and the $819 million reported as a valuation allowance for assets held for sale is attributable to selling costs incurred during the quarter ended March 31, 2025, that have either been paid or recorded as a liability. In response to the Staff's comment and in an effort to provide additional clarity, in future quarterly and annual filings beginning with the Form 10-Q for the quarterly period ending June 30, 2025, the Company will include, in Note 3 - Discontinued Operations, a discussion of the reconciling items between the loss from disposal of discontinued operations and the valuation allowance for assets held for sale.

* * * *

If you would like to discuss our responses to the comment or if you would like to discuss any other matters, please contact the undersigned at (281) 473-0184. In my absence, please contact Edward B. Adams Jr., Executive Vice President and General Counsel at (713) 570-3000.

     Sincerely,

/s/ SUNIT S. PATEL
Sunit S. Patel Executive Vice President and Chief Financial Officer

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